Filed Pursuant to Rule 424(b)(5)
Registration No. 333-287337

Prospectus Supplement

(to Prospectus Supplement dated May 30, 2025
and Prospectus Dated May 30, 2025)

BIT Mining Limited

Up to US$120,000,000 Class A Ordinary Shares Represented by American Depositary Shares

This prospectus supplement (this “Supplement”) amends and supplements certain information contained in, and should be read in conjunction with, our prospectus supplement, dated May 30, 2025 (the “Original Prospectus Supplement”), and the accompanying base prospectus, dated May 30, 2025 (the “Base Prospectus” and, collectively with the Original Prospectus Supplement, the “Prospectus”) filed as part of our registration statement on Form F-3 (File No. 333-287337) (together with the Base Prospectus therein, the “Registration Statement”), as supplemented by the Original Prospectus Supplement, relating to the offer and sale of our American Depositary Shares (the “ADSs”), each representing one hundred (100) Class A ordinary shares, par value US$0.00005 per share (“Class A ordinary shares”), from time to time through or to H.C. Wainwright & Co., LLC (the “Manager”), in accordance with the terms of the at-the-market offering agreement (the “Sales Agreement”), dated November 6, 2024, by and between us and the Manager, as sales agent or principal. This Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this Supplement to amend and supplement the Prospectus to update the maximum amount of ADSs we are eligible to offer and sell pursuant to the Registration Statement and certain other information contained in the Prospectus. We may offer and sell ADSs having a maximum aggregate offering price of up to US$120 million in accordance with the Sales Agreement and pursuant to this Supplement and Prospectus in this offering (the “Offering”), which does not include the ADSs having an aggregate sales price of approximately US$9.6 million that were previously sold pursuant to the Prospectus and in accordance with the Sales Agreement to date. There is no assurance that we will sell any or all ADSs pursuant to this Supplement and the Prospectus.

Our ADSs are listed on the New York Stock Exchange (the “NYSE”) under the symbol “BTCM.” On July 11, 2025, the last reported closing trading price for our ADSs, as reported on the NYSE, was US$3.96 per ADS. Assuming sales at an assumed offering price of US$3.96 per ADS, the maximum number of ADSs that may be offered in this Offering pursuant to this Supplement and the Prospectus would be 30,303,030 ADSs, subject to adjustment based on the price at which the ADSs may be sold from time to time pursuant to this Offering.

The aggregate market value of our outstanding ordinary shares held by non-affiliates is approximately US$99.4 million, based on 1,784,107,989 shares issued and outstanding as of the date of this Supplement, of which 1,591,151,089 Class A ordinary shares are held by non-affiliates, and the price of US$6.25 per ADS based on the closing sale price of our ADSs on July 10, 2025, which is the highest closing sale price of our ADSs on NYSE within the prior 60 days of this Supplement. As a result, as of the date of this Supplement, we are no longer subject to the sale limitations of General Instruction I.B.5 of Form F-3.

Investing in these securities involves risks. See the “Risk Factors” on page S-5 of this Supplement, page S-13 of the Original Prospectus Supplement, Page 8 of the Base Prospectus, and the risks discussed under similar headings in documents incorporated by reference into the Prospectus and this Supplement, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 14, 2025.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary amends and supplements selected information included in or incorporated by reference into the Prospectus and does not contain all the information that you should consider before making an investment decision. You should read this entire Supplement and the Prospectus carefully, including the “Risk Factors” sections and the financial statements and related notes and other information incorporated by reference herein and therein, before making an investment decision. As used in this Supplement, “we,” “us,” “our company,” “the Company” or “our” refers to BIT Mining Limited, a Cayman Islands exempted company and its subsidiaries. Investors in our ADSs are purchasing equity interest in a Cayman Islands holding company.

Our Company

We aim to be a leading integrated cryptocurrency company in technology, treasury, and ecosystem development.

Our Business

We began our transformation from a China-based lottery company into an international cryptocurrency company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (3) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and completion of the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

On July 10, 2025, we announced a strategic shift with our expansion into the Solana ecosystem. By entering the Solana ecosystem, we aim to leverage our high-performance infrastructure and dynamic developer community to drive innovation, enhance ecosystem integration, and create sustainable shareholder value. As part of this strategic realignment, we plan to build a robust Solana treasury as a core pillar of our strategic shift. To initiate the treasury, we will convert its existing crypto holdings into Solana and adopt a long-term holding strategy. We also intend to further capitalize on our market expertise and proprietary technologies by deepening our participation in the Solana ecosystem, including operating validator nodes to support network decentralization and security, while generating stable, on-chain staking rewards.

Summary of Our Risks and Challenges

Investing in our securities entails a significant level of risk. Before investing in our securities, you should carefully consider all of the risks and uncertainties mentioned in the section titled “Risk Factors,” in addition to all of the other information in this Supplement and the Prospectus and documents that are incorporated in this Supplement and the Prospectus by reference, as updated by our subsequent filings under the Exchange Act, and, if applicable, in any accompanying prospectus or documents incorporated by reference. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect our business, results of operations and financial condition. Such risks include, but are not limited to:

Risks Related to Our Solana Business

•	We may not be able to successfully implement our strategic shift related to the Solana ecosystem, and our efforts in this area may not achieve the intended results.

•	We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

•	Regulatory change reclassifying Solana as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of Solana and the market price of our ADSs.

•	Our financial results and the market price of our ADSs may be affected by the prices of Solana.

•	We may use the net proceeds from this Offering to purchase Solana, the price of which has been, and will likely continue to be, highly volatile.

•	Our Solana holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

•	If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Solana, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Solana and our financial condition and results of operations could be materially and adversely affected.

•	We face other risks related to our Solana treasury reserve business model.

Risks Related to this Offering

•	You may experience immediate and substantial dilution in the net tangible book value per share of the ADSs you purchase in this Offering.

For a detailed discussion of the foregoing risks, see “Risk Factors” beginning on page S-5 of this Supplement.

THE OFFERING

Issuer	BIT Mining Limited

ADSs offered by us pursuant to this Supplement	ADSs having an aggregate offering price of up to US$120,000,000, or up to 30,303,030 ADSs (assuming sales at an assumed offering price of US$3.96 per ADS). The actual number of ADSs sold, if any, will vary depending on the actual sales price per ADS based on prevailing market conditions from time to time during this Offering.

ADSs outstanding before this Offering	12,088,782 ADSs

ADSs outstanding after this Offering	42,391,812 ADSs (assuming the sale of an aggregate of US$120,000,000 of ADSs at an assumed offering price of US$3.96 per ADS). The actual number of ADSs sold, if any, will vary depending on the actual sales price per ADS based on prevailing market conditions from time to time during this Offering.

Class A ordinary shares issued and outstanding after this Offering	4,814,345,890 Class A ordinary shares (assuming the sale of an aggregate of US$120,000,000 of ADSs at an assumed offering price of US$3.96 per ADS). The actual number of ADSs sold, if any, will vary depending on the actual sales price per ADS based on prevailing market conditions from time to time during this Offering.

Total shares issued and outstanding immediately after this Offering (1)	4,814,410,989 shares, including (1) 4,814,345,890 Class A ordinary shares (as more fully described in the notes following this table), assuming the sale of an aggregate of US$120,000,000 at an assumed offering price of US$3.96 per ADS), (2) 65,000 Class A preference shares, and (3) 99 Class B ordinary shares.

Manner of offering	“At-the-market offering” that may be made from time to time for ADSs representing our Class A ordinary shares through the Manager, as sales agent or principal. See the section entitled “Plan of Distribution” on page S-23 of the Original Prospectus Supplement.

The ADSs

Each ADS represents 100 Class A ordinary shares, par value US$0.00005 per share.

The depositary or its nominee will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of the Prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this Supplement and the Prospectus forms a part.

Use of proceeds	We intend to use the net proceeds from this Offering to invest in Solana treasury, build Solana ecosystem, expand our business operation, explore new business opportunities, and improve working capital position. See “Use of Proceeds” in the Original Prospectus Supplement (as amended by the foregoing sentence) for more information.

Listing	Our ADSs are listed on the NYSE under the symbol “BTCM.” Our ADSs and ordinary shares are not listed on any other stock exchange or traded on any automated quotation system.

Depositary	Deutsche Bank Trust Company Americas.

Risk factors	See the section titled “Risk Factors” on page S-5 of this Supplement and the other information included in, or incorporated by reference into, this Supplement or the Prospectus for a discussion of certain factors you should carefully consider before deciding to invest in ADSs representing our Class A ordinary shares.

(1) The number of shares that will be outstanding immediately after this Offering is based upon:

(a)	1,784,042,890 Class A ordinary shares, 65,000 Class A preference shares, and 99 Class B ordinary shares issued and outstanding as of the date of this Supplement; and

(b)	3,030,303,000 Class A ordinary shares represented by 30,303,030 ADSs to be issued in this Offering (assuming the sale of an aggregate of US$$120,000,000 of ADSs at an assumed offering price of US$3.96 per ADS);

which does not include 336,509,980 Class A ordinary shares issuable upon the full exercise of outstanding warrants as of the date of this Supplement, with a weighted-average exercise price of $0.0889 per share.

Except as otherwise indicated, all information in this Supplement assumes no exercise of outstanding warrants.

RISK FACTORS

Investing in the securities involves risk. You should carefully consider all the information in this Supplement, the Prospectus and the documents incorporated by reference herein and therein, including the risk factors and uncertainties described under the heading “Item 3. Key Information—D. Risk Factors” in our most recently filed Annual Report on Form 20-F and the risks and uncertainties described below, before making an investment in our securities. Any of the following risks could materially and adversely affect our business, results of operations or financial condition, cause the value of our securities to decline or diminish or even make our securities worthless, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors. You could lose all or part of your investment.

Risks Related to Our Solana Business

We may not be able to successfully implement our strategic shift related to the Solana ecosystem, and our efforts in this area may not achieve the intended results.

We have recently announced a new strategic initiative to expand our operations into the Solana ecosystem. As part of this strategic realignment, we plan to build a robust Solana treasury as a core pillar of our strategic shift. We also intend to further capitalize on our market expertise and proprietary technologies by deepening our participation in the Solana ecosystem, including operating validator nodes to support network decentralization and security, while generating stable, on-chain staking rewards.

While we believe this strategic move may provide substantial future growth opportunities, this initiative is at an early stage, and the Solana ecosystem is still relatively nascent and rapidly evolving. There is no assurance that we will be able to successfully implement our plans or generate meaningful revenues or profits from this new business. The success of our strategy depends on a number of factors, many of which are outside of our control, including the long-term viability of the Solana network, competition from other blockchain protocols and service providers, technological and regulatory developments, and our ability to build or acquire the necessary technical expertise and infrastructure.

We have limited experience in the Solana ecosystem, and there can be no assurance that our strategic shift will be successful or that we will be able to achieve our strategic objectives in this area in a timely manner or at all. If we are unable to successfully execute our strategy or if the Solana ecosystem fails to grow as expected, our business, results of operations or financial condition could be materially and adversely affected.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As Solana and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Solana. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Solana or the ability of individuals or institutions such as us to own or transfer Solana.

If Solana is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Solana and in turn adversely affect the market price of our ADSs. Moreover, the risks of us engaging in a Solana treasury strategy have created, and could continue to create complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Regulatory change reclassifying Solana as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of Solana and the market price of our ADSs.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this Supplement.

While the SEC has not stated a view as to whether Solana is or is not a “security” for purposes of the federal securities laws, a determination by the SEC or a court of competent jurisdiction that Solana is a security could lead to our meeting the definition of “investment company” under the 1940 Act, if the portion of our assets that consists of investments in Solana exceeds the 40% safe harbor limit prescribed in the 1940 Act. We monitor our assets and income in order to conduct our business activities in a manner such that we do not fall within the definition of “investment company” under the 1940 Act or would qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC rules. Given that we are not an entity organized under the laws of a U.S. jurisdiction, if we are deemed to be an investment company, we cannot register as such under the 1940 Act as a means to come into compliance with the 1940 Act. Therefore, if Solana is determined to be a security for purposes of the federal securities laws, and if we are not able to come within an available exemption or exclusion under the 1940 Act, the only available options would be to either dispose of disqualifying assets including Solana or to acquire assets that would help us qualify for an exemption from the definition of an investment company. We would need to take steps to reduce our holdings of Solana as a percentage of our total assets. These steps may include, among others, selling Solana that we might otherwise hold for the long term and deploying our cash in assets that are not considered to be investment securities under the 1940 Act, in which case we may be forced to sell our Solana at unattractive prices and adversely affect our strategy to build a robust Solana treasury. We may also seek to acquire additional assets that are not considered to be investment securities under the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. In addition, any determination that Solana is a security could adversely affect the market price of Solana and in turn adversely affect the market price of our ADSs.

Our financial results and the market price of our ADSs may be affected by the prices of Solana.

As part of our strategic shift related to the Solana ecosystem, we plan to build a robust Solana treasury and expect to make substantial investment in Solana tokens. We plan to raise between US$200 million and US$300 million in phases, the proceeds of which are expected to be used to accumulate Solana tokens, among others. We also plan to convert our existing crypto holdings into Solana and adopt a long-term holding strategy. The price of Solana has historically been subject to dramatic price fluctuations and is highly volatile. Moreover, digital assets, such as Solana, are relatively novel and the application of securities laws and other regulations to such assets is unclear in many respects. It is possible that regulators may interpret laws in a manner that adversely affects the liquidity or value of Solana.

Any decrease in the fair value of Solana below our carrying value for such assets could require us to incur a loss due to the decrease in fair market value, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our ADSs. In addition, the application of generally accepted accounting principles in the United States, with respect to Solana, may change in the future and could have a material adverse effect on our financial results and the market price of our ADSs.

In addition, if investors view the value of our ADSs as dependent upon or linked to the value or change in the value of our Solana holdings, the price of Solana may significantly influence the market price of our ADSs.

We may use the net proceeds from this Offering to purchase Solana, the price of which has been, and will likely continue to be, highly volatile.

We may use the net proceeds from this Offering to purchase Solana. Solana is a highly volatile asset. In addition, Solana does not pay interest, but if management determines to stake the Solana tokens in treasury, rewards can be earned on Solana. The ability to generate a return on investment from the net proceeds from this Offering will depend on whether there is appreciation in the value of Solana following our purchases of Solana with the net proceeds from this Offering. Future fluctuations in Solana’s trading prices may result in our converting Solana purchased with the net proceeds from this Offering into cash with a value substantially below the net proceeds from this Offering, which may have a material adverse effect on our financial results and the market price of our ADSs.

Our Solana holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the crypto markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Solana at favorable prices or at all. Further, Solana we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Solana or otherwise generate funds using our Solana holdings, including in particular during times of market instability or when the price of Solana has declined significantly. If we are unable to sell our Solana, enter into additional capital raising transactions using Solana as collateral, or otherwise generate funds using our Solana holdings, or if we are forced to sell our Solana at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Solana, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Solana and our financial condition and results of operations could be materially and adversely affected.

Security breaches and cyberattacks are of particular concern with respect to our Solana. Solana and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Solana ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

•	a partial or total loss of our Solana in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Solana;

•	improper disclosure of data and violations of applicable data privacy and other laws; or

•	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Solana ecosystem or in the use of the Solana network to conduct financial transactions, which could negatively impact the market price of Solana and in turn negatively impact our financial condition and results of operations and the market price of our ADSs.

Attacks upon systems across a variety of industries, including industries related to Solana, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with ongoing or future armed conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Solana industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face other risks related to our Solana treasury reserve business model.

Our Solana treasury reserve business model exposes us to various risks, including the following:

•	Solana and other digital assets are subject to significant legal, commercial, regulatory, and technical uncertainty, and our Solana strategy subjects us to enhanced regulatory oversight;

•	regulatory changes could impact our ability to operate validators or receive rewards;

•	regulatory scrutiny of our activities may increase, potentially limiting our operations;

•	potential litigation risks exist related to smart contract vulnerabilities, validator operations, or our business activities;

•	uncertainty around Solana’s regulatory status may impact our ability to list on certain exchanges;

•	changes in political administration may not guarantee a favorable regulatory environment for Solana;

•	future SEC actions or court decisions could retroactively classify Solana as a security, potentially leading to penalties or forced unwinding of transactions; and

•	increased regulatory focus on Layer-1 blockchains beyond Bitcoin and Ethereum could result in new compliance requirements.

The foregoing factors could lead to disruption in the market for Solana, which could adversely affect the market price of Solana and in turn adversely affect the market price of our ADSs.

Risks Related to this Offering

You may experience immediate and substantial dilution in the net tangible book value per share of the ADSs you purchase in this Offering.

The ADSs sold in this Offering, if any, will be sold from time to time at various prices. However, the assumed public offering price of the ADSs is substantially higher than the as-adjusted net tangible book value per ADS after giving effect to this Offering. Therefore, investors purchasing ADSs in this Offering will pay a price per ADS that substantially exceeds the as adjusted net tangible book value per ADS after this Offering. After giving effect to the issuance and sale of up to 3,030,303,000 Class A ordinary shares represented by 30,303,030 ADSs offered pursuant to this Supplement and the Prospectus at an assumed offering price of US$3.96 per ADS, and after deducting commissions for the Manager and other estimated offering expenses, new investors in this Offering will experience immediate dilution of US$0.242 per ADS, representing the difference between the assumed public offering price and our pro forma as adjusted net tangible book value per ADS after giving effect to this Offering. See “Dilution” for a more detailed discussion of the dilution you would incur if you purchase ADSs in this Offering.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024, presented:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the issuance and sale of 104,720,000 Class A ordinary shares represented by 1,047,200 ADSs in connection with the at-the-market (“ATM”) offering under the Sales Agreement from December 31, 2024 to the date of this Supplement, (2) the issuance of 38,644,400 Class A ordinary shares represented by 386,444 ADSs in connection with the vesting of certain restricted share units, and (3) the issuance of 45,278,600 Class A ordinary shares in connection with the second closing of the previously-announced acquisition of crypto mining data centers and Bitcoin mining machines in Ethiopia (the “Ethiopian acquisition”); and

•	on a pro forma as adjusted basis to give effect to (1) the issuance and sale of 104,720,000 Class A ordinary shares represented by 1,047,200 ADSs under the Sales Agreement from December 31, 2024 to the date of this Supplement, (2) the issuance of 38,644,400 Class A ordinary shares represented by 386,444 ADSs in connection with the vesting of certain restricted share units, (3) the issuance of 45,278,600 Class A ordinary shares in connection with the second closing of the Ethiopian acquisition, and (4) the issuance and sale of 3,030,303,000 Class A ordinary shares represented by 30,303,030 ADSs (at an assumed offering price of US$3.96 per ADS, which was the closing price of our ADS on July 11, 2025) in this Offering, after deducting commissions for the Manager and other estimated offering expenses payable by us.

You should read this table together with “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2024, both of which are incorporated by reference into this Supplement and the Prospectus.

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma as Adjusted
		(Unaudited)
	(US$ in thousands, except share data)
Class A ordinary shares (US$0.00005 par value per share, 1,599,935,000 shares authorized, 1,595,399,890 shares issued and outstanding on an actual basis, 1,784,042,890 shares issued and outstanding on a pro forma basis, and 4,814,345,890 shares issued and outstanding on a pro forma as adjusted basis)	78	87	239
Class A preference shares (US$0.00005 par value per share, 65,000 shares authorized, 65,000 shares issued and outstanding on an actual basis, on a pro forma basis and on a pro forma as adjusted basis)	—	—	—
Class B ordinary shares (US$0.00005 par value per share, 400,000,000 shares authorized; 99 shares issued and outstanding on an actual basis, on a pro forma basis and on a pro forma as adjusted basis)	—	—	—
Additional paid-in capital	640,724	647,695	763,863
Treasury shares	(21,604)	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(557,913)	(557,913)	(557,913)
Accumulated other comprehensive loss	(4,392)	(4,392)	(4,392)
Total BIT Mining Limited Shareholders’ equity	56,893	63,873	180,193
Non-controlling interests	9,887	9,887	9,887
Total shareholders’ equity	66,780	73,760	190,080
Total capitalization	66,780	73,760	190,080

The table above does not include the outstanding warrants to purchase 336,509,980 Class A ordinary shares as of the date of this Supplement. As of the date of this Supplement, there has been no material change to our capitalization as set forth above, except that in January 2025, the Company increased its authorized share capital to US$440,000 divided into (1) 8,399,935,000 Class A ordinary shares of par value US$0.00005 each, (2) 65,000 Class A preference shares of par value US$0.00005 each, and (3) 400,000,000 Class B ordinary shares of par value US$0.00005 each. Furthermore, the table above assumes for illustrative purposes that an aggregate of 30,303,030 ADSs are sold at an assumed offering price of US$3.96 per ADS. The actual number of ADSs sold, if any, will vary depending on the actual sales price per ADS based on prevailing market conditions from time to time during this Offering. There is no assurance that we will sell any or all ADSs pursuant to this Supplement and the Prospectus.

DILUTION

If you invest in our ADSs in this Offering, your interest will be diluted immediately to the extent of the difference between the offering price per ADS paid by purchasers in this Offering and the pro forma net tangible book value of US$3.718 per ADS of our ADSs after completion of this Offering.

Our historical net tangible book value as of December 31, 2024 was approximately US$55.7 million, or US$0.0349 per Class A ordinary share and US$3.491 per ADS. “Net tangible book value” is total tangible assets, including the amount of cryptocurrency assets, minus the sum of liabilities. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding. Our pro forma net tangible book value was US$62.7 million, or US$0.0351 per Class A ordinary share and US$3.513 per ADS, after giving effect to (i) the issuance and sale of 104,720,000 Class A ordinary shares represented by 1,047,200 ADSs in connection with the ATM offering under the Sales Agreement from December 31, 2024 to the date of this Supplement, (ii) the issuance of 38,644,400 Class A ordinary shares represented by 386,444 ADSs in connection with the vesting of certain restricted share units and (iii) the issuance of 45,278,600 Class A ordinary shares in connection with the second closing of the Ethiopian acquisition (the “Pro Forma Adjustments”).

Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share, and after giving effect to the additional proceeds we will receive from this Offering, from the offering price per ordinary share. After giving effect to the issuance and sale of up to 3,030,303,000 Class A ordinary shares represented by 30,303,030 ADSs offered pursuant to this Supplement and the Prospectus at an assumed offering price of US$3.96 per ADS, and after deducting commissions for the Manager and other estimated offering expenses, our pro forma as adjusted net intangible book value as of December 31, 2024, would have been US$179.0 million, or US$0.0372 per Class A ordinary share (US$3.718 per ADS). This represents an immediate increase in net tangible book value of US$0.227 per ADS to our existing shareholders and an immediate dilution in net tangible book value of US$0.242 per ADS to investors purchasing ADSs in this Offering. The as adjusted information discussed herein is illustrative only.

The following table illustrates this dilution on a per ADS basis:

Assumed offering price per ADS	US$	3.960
Historical net tangible book value per ADS as of December 31, 2024	US$	3.491
Pro forma increase in net tangible book value per ADS attributable to the Pro Forma Adjustments	US$	0.022
Pro forma net tangible book value per ADS at December 31, 2024	US$	3.513
Pro forma increase in net tangible book value per ADS attributable to this Offering	US$	0.227
Pro forma as adjusted net tangible book value per ADS, after giving effect to this Offering	US$	3.718
Dilution in net tangible book value per ADS to new investors in this Offering	US$	0.242

The outstanding share information in the table above is based on 1,595,399,890 Class A ordinary shares and 99 Class B ordinary shares issued and outstanding as of December 31, 2024, and does not include 336,509,980 Class A ordinary shares issuable upon the full exercise of outstanding warrants as of the date of this Supplement.

To the extent that after December 31, 2024, any outstanding options or warrants were or are exercised, or we otherwise issued or issue additional Class A ordinary shares or securities exercisable or convertible into Class A ordinary shares in the future at prices per share below the price per share for any shares sold in this offering, there will be further dilution to new investors.

The table above assumes for illustrative purposes that an aggregate of 30,303,030 ADSs are sold at an assumed offering price of US$3.96 per ADS. The actual number of ADSs sold, if any, will vary depending on the actual sales price per ADS based on prevailing market conditions from time to time during this Offering. There is no assurance that we will sell any or all ADSs pursuant to this Supplement and the Prospectus.